LAIRD SUPERFOOD, INC.

December 26, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Laird Superfood, Inc.

Registration Statement on Form S-3 (File No. 333-276235)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Laird Superfood, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-276235) and declare the Registration Statement effective as of Friday, December 29, 2023, at 2:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (541) 588-3600, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Laird Superfood, Inc.

By:          /s/ Anya Hamill

Name:          Anya Hamill

Title:          Chief Financial Officer

cc:          David R. Crandall, Hogan Lovells US LLP

5303 Spine Road, Suite 204, Boulder, Colorado 80301       Phone (541) 588-3600